UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36140

58.com Inc.
(Exact name of registrant as specified in its charter)

Building 105, 10 Jiuxianqiao North Road Jia Chaoyang District, Beijing 100015 People’s Republic of China Telephone: +86 10 5956-5858
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value US$0.00001 per share American Depositary Shares, each representing two Class A Ordinary Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      one

Pursuant to the requirements of the Securities Exchange Act of 1934, 58.com Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

58.com Inc.
Date: September 28, 2020
	By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director